CALIFORNIA SOFTWARE CORPORTATION

                                   EXHIBIT #2.III
                                       NOTE

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                                       NOTE

For value received, California Software Corporation (the Debtor) promises to pay to California Software Products, Inc. (the Holder) or order, the principal sum of TWO MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS ($2,250,000.00). The outstanding principal hereunder shall be due and payable as follows:

(A) On the date sixty (60) days following the first day of trading of Debtor's shares of common stock on a recognized U.S. public stock exchange or national market quotation service (i.e. the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board or the NQB Pink Sheets) (the Conversion
Date), the principal sum of two million two hundred fifty thousand dollars ($2,250,000.00) shall be due and payable in the form of the number of common shares of Debtor that would equal the principal amount at the close of trading on that date. Notwithstanding the foregoing, the minimum conversion rate for shares of Debtor on the Conversion Date shall be one dollar and fifty cents ($1.50) per share.

This Note is issued pursuant to an Asset Purchase Agreement (the Purchase Agreement) of January 12, 1999, and an amendment thereto of even date herewith between Debtor and Holder. Pursuant to a Security Agreement, repayment of this
Note is secured by a pledge of the Assets purchased by the Debtor from the Holder pursuant to the Purchase Agreement. Reference is made to the Purchase Agreement and the Security Agreement for a full statement of the rights and obligations of the parties, including, without limitation, the parties' rights and duties with respect to the Debtor's failure to pay amounts under this Note when due.

The Holder of this Note shall have full recourse against the maker, and shall not be required to proceed against the collateral securing this Note in the event of default.

If action is instituted to collect this Note, the Debtor will pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action. The Debtor hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right.

The holding of any provision of this Note to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provisions and the other provisions of this Note shall remain in full force and effect.

The Debtor's obligations under this Note may not be transferred or assigned to another party without the prior written consent of the Holder hereof All rights and obligations of the Debtor and the Holder shall be binding upon and benefit the successors, assigns, heirs and administrators of such parties.

This Note shall be construed in accordance with the laws of the State of Nevada, without regard to the conflicts of law provisions of any state of the United States.

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         IN WITNESS  WHEREOF,  the Debtor has caused this Installment Note to be issued as of January 12, 1999.


                                                 CALIFORNIA SOFTWARE CORPORATION



                                                 by: /s/ Bruce Acacio
                                                    ----------------------------
                                                         Bruce Acacio, President